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                                                       Exhibit 12

                      HECLA MINING COMPANY

            FIXED CHARGE COVERAGE RATIO CALCULATION

        For the Six Months Ended June 30, 1998 and 1997
                 (In thousands, except ratios)

                                          Six Months    Six Months
                                           1998          1997
                                        ------------  ------------
Income before income taxes                 $  5,553     $  4,333

Add:  Fixed Charges                           5,857        6,630
Less:  Capitalized Interest                    (588)        (477)
                                           --------     --------

Net income before income taxes             $ 10,822     $ 10,486
                                           ========     ========

Fixed charges:
  Preferred stock dividends                $  4,025     $  4,025
  Income tax effect on preferred
    stock dividends                             172          857
  Interest portion of rentals                    55          328
  Interest expense                            1,605        1,420
                                           --------     --------

Total fixed charges                        $  5,857     $  6,630
                                           ========     ========

Fixed Charge Ratio                             1.85         1.60

Write-downs and other noncash charges:
  DD&A(a) (mining activity)                $ 10,174     $  9,403
  DD&A(a) (corporate)                           193          157
  Provision for closed operations
    and environmental matters                   131          148
                                           --------     --------

                                           $ 10,498     $  9,708
                                           ========     ========



(a)"DD&A" is an abbreviation for "depreciation, depletion and amortization."
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